HEMISPHERX BIOPHARMA, iNC.
                                One Penn Center
                               1617 JFK Boulevard
                             Philadelphia, PA 19103
                             Telephone 215-988-0080
                                Fax 215-988-0080

April 23,2009

Securtites and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

                         Re: Hemispherx Biopharma, Inc.
                             Form S-1 4-9-2009
                             Sec filing No. 333-158518
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                                    FORM RW
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Dear Sir or Madam,

     We request that the above referenced Form S-1 be withdrawn. We tagged this filing as S-1 but it should have been tagged as POS AM. This withdrawal request is being made because we have to refile this document under the correct tag POS AM.

     If you have any questions or comments in regard to this withdrawal request, please cantact me at the above address.


                                                       Very truly yours,

                                                       /s/ Charles T. Bernhardt
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                                                       Charles T. Bernhardt,CFO